                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                                    FORM 11-K




               (X) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 2001

                                       or

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ___________to __________

                         Commission file number 0-3613


         A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:

                                   SouthTrust
                                  401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of principal executive office:

                             SouthTrust Corporation
                             420 North 20th Street
                           Birmingham, Alabama 35203

SOUTHTRUST 401(K) PLAN

Financial Statements and Schedule
as of December 31, 2001 and 2000
Together With Report of Independent Public Accountants

                             SOUTHTRUST 401(K) PLAN
                       FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2001 AND 2000


                               TABLE OF CONTENTS

                                                                                Page
                                                                                ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS.......................................   1

FINANCIAL STATEMENTS

         Statements of Net Assets Available for Plan Benefits--December 31,
         2001 and 2000.........................................................   2

         Statement of Changes in Net Assets Available for Plan Benefits for the
         Year Ended December 31, 2001..........................................   3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE.....................................   4

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

         Schedule I:       Schedule H, Line 4i--Schedule of Assets Held at
                           End of Year--December 31, 2001......................   8

EXHIBIT - CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
SouthTrust 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the SOUTHTRUST 401(K) PLAN as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the SouthTrust 401(k) Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Birmingham, Alabama
April 26, 2002

                                                            ARTHUR ANDERSEN LLP

                             SOUTHTRUST 401(K) PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 2001 AND 2000

                                                            2001                    2000
                                                        ------------            ------------

ASSETS:
   Investments at fair value                            $391,344,641            $360,075,564
   Employer contributions receivable                      15,728,167              12,731,906
   Accrued interest and dividends receivable                 775,918               1,046,097
   Cash                                                    1,317,385                  32,679
                                                        ------------            ------------
LIABILITIES:
   Fees payable                                                1,483                       0
                                                        ------------            ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                  $409,164,628            $373,886,246
                                                        ============            ============

        The accompanying notes are an integral part of these statements.

                             SOUTHTRUST 401(K) PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001

NET ASSETS AVAILABLE FOR PLAN BENEFITS, BEGINNING OF YEAR            $373,886,246
                                                                     ------------
ADDITIONS:
   Contributions from participants                                     22,075,916
   Participant rollover contributions                                   1,008,948
   Dividends from investment funds                                      5,019,621
   Contributions from SouthTrust, net of forfeitures                   15,728,167
   Interest income                                                      2,791,192
   Net appreciation in fair value of investments                       16,500,945
   Dividends from SouthTrust common stock                               2,697,461
   Other receipts                                                       2,896,718
                                                                     ------------
                                                                       68,718,968
                                                                     ------------
DEDUCTIONS:
   Distributions to participants/beneficiaries                         33,421,616
   Administrative expenses                                                  8,493
   Interfund transfers                                                     10,477
                                                                     ------------
                                                                       33,440,586
                                                                     ------------
NET INCREASE                                                           35,278,382
                                                                     ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, END OF YEAR                  $409,164,628
                                                                     ============

         The accompanying notes are an integral part of this statement.

                             SOUTHTRUST 401(K) PLAN

                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULE
                           DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF THE PLAN

         GENERAL

         The SouthTrust 401(k) Plan (the "Plan"), formerly the SouthTrust Corporation Employees' Profit Sharing Plan, is a defined contribution plan covering substantially all employees of SouthTrust Corporation (the "Company") who have completed six months of service or more. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. The Plan was amended and restated as of January 1, 2001.

         Information about the Plan agreement and vesting and benefit provisions is contained in the Summary Plan Description. Copies of this document are available from the Plan Administrative Committee (the "Committee").

         CONTRIBUTIONS

         Contributions from the Company are allocated to investment funds based on participant elections. Participants may contribute a portion of their compensation, up to 15%, subject to annual percentage limitations as determined by the Committee of the Plan. These elective contributions are made under the provisions of Section 401(k) of the Internal Revenue Code which allows a deferral of income taxes on the amount contributed to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Forfeitures are used to reduce the Company's contribution. During 2001 and 2000, participant forfeitures of approximately $946,371 and $1,500,000, respectively, were used to reduce the Company's contribution. Elective contributions of the participant's salary are matched dollar for dollar by the Company, up to 6% of the participant's total eligible annual salary.

         INVESTMENT FUNDS

         Participants direct contributions, including employer matching contributions, into nine different primary investment fund options in 1% increments. Participants may change their investment elections daily. A listing and a brief description of the funds under the Plan are as follows:

                  SOUTHTRUST GROWTH FUND--This fund invests mainly in the stocks of large, well established companies with above average financial strength and predictable, stable growth in earnings.

                  SOUTHTRUST VALUE FUND--This fund invests in stocks of large, well established companies, which are selling at below average valuations and that are believed to create an attractive investment opportunity.

                  FEDERATED AGGRESSIVE GROWTH FUND--This fund provides investors with long-term capital appreciation and pursues this objective through U.S. common stocks of small, medium, and large companies.

                  FEDERATED INTERNATIONAL EQUITY FUND--This fund invests in companies outside the United States (international stocks) which represent over 50% of the world market.

                  SOUTHTRUST INCOME FUND--This fund is composed of short-term investment grade, corporate, United States government, and agency bonds with an average maturity of five years or less.

                  SOUTHTRUST BOND FUND--This fund invests in bonds of the U.S. Government, agency, corporate, and asset-backed investment grade bonds with an average maturity between 5 and 15 years.

                  FEDERATED U.S. GOVERNMENT BOND--This fund seeks to provide as high of a level of income as possible with the safety of U.S. Government bonds and agency securities with a longer term maturity of approximately 15 to 25 years.

                  SOUTHTRUST U.S. TREASURY MONEY MARKET FUND--This fund invests solely in short-term, direct obligations of the U.S. Treasury.

                  SOUTHTRUST CORPORATION STOCK FUND--This fund invests primarily in the common stock of the Company.

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of any plan earnings. The forfeitures of terminated participants' nonvested accounts are used to reduce the contribution required by the Company.

         VESTING

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of credited service. Prior to January 1, 2002, participants became 100% vested after five years of credited service with no vesting before five years of credited service. Effective January 1, 2002, the vesting period was changed to three years. Participants are also vested in any monies which have become withdrawable and any rollover contributions to the Plan.

         PARTICIPANT LOANS

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account and bear interest at prime plus 100 basis points (5.75% at December 31, 2001), which is commensurate with local prevailing rates as determined quarterly by the Committee. The balance of participant loans at December 31, 2001 and 2000 totaled $9,819,427 and $6,123,232, respectively. Principal and interest is paid ratably through semi-monthly payroll deductions. All loans must be repaid within five years. Interest rates ranged from 5.75% to 10% during 2001.

         WITHDRAWALS

         While employed, participants are permitted to withdraw part of the Company's contribution to the primary investment funds after the funds have been on deposit for two full years. The amount withdrawable is 50% of the contribution from the Company allocated to the participant's account.

         PAYMENT OF BENEFITS

         Upon termination of service, a participant will receive a lump-sum amount equal to their vested portion in the quarter following the termination date. Upon qualified retirement, permanent disability or death, the participant/beneficiary may elect to receive the total amount of his/her account either in a lump-sum payment or in annual or more frequent installments over a period not to exceed the lesser of 30 years or the life expectancy of the participant or the participant and his beneficiary.

         PLAN TRUSTEE

         SouthTrust Bank, corporate trustee of the Plan and a subsidiary of the Company, holds the Plan's investment assets and executes transactions for the Plan.

         ADMINISTRATIVE EXPENSES

         Administrative expenses include computer service fees that are paid directly from Plan assets. The Company pays for legal and accounting services of the Plan and all salaries for the administration of the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING AND USE OF ESTIMATES

         The accompanying financial statements have been prepared using the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS

         Investments are stated at fair value. Investments traded on a national securities exchange are valued at the last reported sales price on the last day of the year; investments traded in the over-the-counter market are valued at the last reported bid price. Investment transactions are recorded on the settlement date at the amount determined on the trade date. No adjustments were required to place the financial statements on a trade date basis.

         Net realized and unrealized appreciation (depreciation) is recorded in the accompanying financial statements as net appreciation (depreciation) in fair value of investments.

         The Plan provides for investments in various investment securities, that in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

3.       INVESTMENTS

         During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $16,500,945 and $2,858,874, respectively. Fair values were determined by quoted market values and are as follows:


                                                                                      Year Ended December 31,
                                                                               ------------------------------------
                                                                                  2001                      2000
                                                                               ------------             -----------

         Net appreciation (depreciation) in fair value during year:
              Money market funds                                               $          0             $         0
              U. S. government obligations                                                0                  16,254
              Corporate bonds                                                             0                 (49,288)
              SouthTrust common stock                                            20,989,977               6,745,491
              Mutual funds                                                       (4,489,032)             (3,853,583)
                                                                               ------------             -----------
                                                                               $ 16,500,945             $ 2,858,874
                                                                               ============             ===========

         The following presents investments that represent 5% or more of the Plan's net assets:


                                                                     Year Ended December 31,
                                                               ------------------------------------
                                                                   2001                    2000
                                                               ------------            ------------

         SouthTrust Value Fund                                 $166,825,221            $167,356,310
         SouthTrust Corporation Stock Fund                      118,292,872             104,404,003
         SouthTrust U.S. Treasury Money Market Fund              64,266,592              54,575,286

4.       TAX STATUS

         The Plan obtained its latest determination letter on April 12, 1996, in which the Internal Revenue Service ("IRS") stated that the Plan, as designed, considering all plan amendments as of January 18, 1995, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has subsequently been amended and a new determination letter has been requested, but has not yet been obtained from the IRS; however, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Committee and management believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

6.       PARTIES-IN-INTEREST TRANSACTIONS

         The Plan is authorized to invest up to 80% of the fair value of investment assets in SouthTrust common stock. As of December 31, 2001 and 2000, the Plan had 30% and 29% of its investment assets in the common stock of the Company, respectively.

                                                                     SCHEDULE I


                          SOUTHTRUST 401(K) PLAN

       SCHEDULE H, LINE 4I--SCHEDULE OF ASSETS HELD AT END OF YEAR
                            DECEMBER 31, 2001


                                                             DESCRIPTION                CURRENT
               IDENTITY OF ISSUE                              OF ASSETS                  VALUE
----------------------------------------------            -----------------           -------------
CASH EQUIVALENTS:
   *SouthTrust U.S. Treasury Money Market Fund            64,266,592 units            $ 64,266,592
                                                                                      ------------
NOTES AND MORTGAGES:
    Participant loans                                      9,819,426 units               9,819,426
                                                                                      ------------
MUTUAL FUNDS (FIXED):
   *SouthTrust Bond Fund                                   1,646,599 units              16,647,116
   *SouthTrust Income Fund                                   176,199 units               1,712,659
    Federated U.S. Government Bond Fund                      145,484 units               1,542,131
                                                                                      ------------
                                                                                        19,901,906
                                                                                      ------------
MUTUAL FUNDS (EQUITY):
    Federated Aggressive Growth Fund                         354,006 units               4,184,348
    Federated International Equity Fund                      124,938 units               1,881,572
   *SouthTrust Value Fund                                 10,433,097 units             166,825,221
   *SouthTrust Growth Fund                                   780,367 units               6,172,704
                                                                                      ------------
                                                                                       179,063,845
                                                                                      ------------
SOUTHTRUST COMMON STOCK:
   *SouthTrust Corporation Stock Fund                      4,795,009 shares            118,292,872
                                                                                      ------------
           Total                                                                      $391,344,641
                                                                                      ============

                        *Indicates a party-in-interest.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the SouthTrust 401(k) Plan Benefits Committee has duly caused the annual report to be signed by the undersigned thereunto duly authorized.

                                    SOUTHTRUST 401(k) PLAN
                                    SOUTHTRUST CORPORATION


Date: June 17, 2002                 By: /s/ Charles Whitfield Jr.
                                        ----------------------------------------

                                        Charles Whitfield Jr.
                                        Director Corporate Human Resources
                                        SouthTrust Corporation

                                 EXHIBIT INDEX

EXHIBIT NO.        DOCUMENT
-----------        --------
23.1               Consent of Independent Public Accountants.